SECURI 15045225 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2015
Washington DC 404

SEC FILE NUMBER
8 - 44376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ACGM,Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave.
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin **(212)-750-4007**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/24/15

OATH OR AFFIRMATION

I, **Gerard A. Durkin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ACGM,Inc.**, as of **February-19** ,20 **15** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this 19th day
of February 2015 by Gerard Durkin

Signature

Chief Financial Officer
Title

Notary Public

GEORGE NIXON
Notary Public - State of New York
NO. 01NI6237381
Qualified in Kings County
My Commission Expires 03/21/15

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

ACGM, INC.

CONTENTS

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholder of
ACGM, Inc.

We have audited the accompanying statement of financial condition of ACGM, Inc. as of December 31, 2014. This financial statement is the responsibility of ACGM, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ACGM, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 18, 2015

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	16,334
Securities owned, pledged, at fair value (including $ 3,128 of accrued coupon interest receivable)		1,223,624
Due from Broker		1,519,998
Office equipment, net		411
Other assets		89,559
	$	2,849,926
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold under agreements to repurchase		1,644,739
Accounts payable and accrued expenses		81,255
Due to affiliate		324,520
Total liabilities		2,050,514
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		11,259,696
Accumulated deficit		(10,461,284)
Total stockholder's equity		799,412
	$	2,849,926

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

ACGM, Inc., (the "Company") is a Qualified Subchapter S corporation organized under the laws of the state of New York. Effective June 2, 2011, the Company became wholly-owned by Advanced Capital Holdings, Inc. (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in securities transactions on a fully disclosed basis through its clearing brokers. The Company also acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Coupon Interest Receivable

The Company records all interest accrued on debt securities on a trade date basis. The total accrued interest receivable at December 31, 2014 was approximately $ 3,100. The Company presents its coupon interest receivable with securities owned on the accompanying statement of financial condition, as they are a component of the overall trading strategy.

Receivable from Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker, Industrial and Commercial Bank of China Financial Services LLC ("ICBC") pursuant to a fully disclosed clearing agreement.

1. Nature of business and summary of significant accounting policies (continued)

Receivable from Clearing Broker (continued)

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

During 2014, the firm closed a commodity trading account with ED&F Man Capital Markets, Inc. and the firm has ceased trading commodity futures on a proprietary basis.

Liquidity

The Company has incurred losses and negative cash flows from operations in recent years and expects to continue to incur operating losses until revenues reach a level sufficient to support its on-going operations. The Parent company has committed to provide additional capital in the form of equity contributions to the Company over the next 18 months, if deemed necessary, to absorb any cash flow shortages that the Company may sustain.

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities are carried at fair value.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Valuation of Investments in Securities, at Fair Value - Definition and Hierarchy (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years.

Income Taxes

As a Qualified Subchapter S corporation the Company's income or loss will be included in the Parent's federal and state income tax returns and accordingly will be the responsibility of the Parent. Accordingly, no provision has been made for federal, state and local income taxes.
As of December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2011.

2. Cash and concentration of credit risk

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

3. Securities purchased under agreements to resell and securities sold under agreements to repurchase

The Company is subject to a master repurchase agreement with its clearing broker, ICBC, where by the Company enters into repurchase and reverse repurchase agreements (the "Agreements") to collateralize the execution of its proprietary trading security positions. The Agreements are recorded at their contracted resell or repurchase amounts on the accompanying statement of financial condition. The fair value and accrued interest of underlying security positions subject to these Agreements are required to exceed the principal amounts of the Agreements at all times.

At December 31, 2014, the Company had the following assets and liabilities subject to the Agreements: (i) approximately $1,224,000 of securities owned at fair value, pledged, (ii) no securities purchased under agreements to resell, (iii) no securities sold, not yet purchased, at fair value, and (iv) approximately $1,645,000 of securities sold under agreements to repurchase.

4. Office equipment

Details of office equipment at December 31, 2014 are as follows:

Computer hardware and software	$ 15,329
Less accumulated depreciation	14,918
	$ 411

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

5. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2014:

	Identical Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	December 31, 2014
Assets (at fair value)				
Securities owned, pledged, at fair value				
State and municipal obligations	$ 1,220,496	$ -	$ -	$ 1,220,496
Total securities owned, pledged	$ 1,220,496	$ -	$ -	$ 1,220,496

The difference between the amounts shown above and the corresponding amounts on the statement of financial condition, is the coupon interest receivable of approximately $ 3,100.

6. Related party transactions

Service Agreement and Due from Parent

Pursuant to an expense sharing agreement, the Company's Parent provides various services and other operating assistance to the Company. These include personnel, professional services, physical premises, utilities, the use of fixed assets, insurance and other general and administrative services.

As of December 31, 2014, there was no balance due from the Parent.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital of $ 250,000. At December 31, 2014, the Company's net capital was approximately $629,000, which was approximately $ 379,000 in excess of its minimum requirement of $250,000.

9. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

10. Income taxes

At December 31, 2014, the Company had a net operating loss carry-forward ("NOL") of approximately $ 10.1 million for New York City income tax purposes, beginning to expiring in 2032. The NOL creates a deferred tax asset of approximately $895,000. The Company also recorded a valuation for the same amount due to the uncertainty of realizing the future tax benefit.

11. Commitments and contingencies

The Company is not subject to any legal proceeding or claims and therefore has no legal exposure to related liabilities at this time. In March 2014, the Company's sole legal proceeding an arbitration involving a former employee was closed. The Company successfully defended itself against a former employee' allegations as the arbitration panel denied the former employee's claims in full leaving the Company without any liabilities contingent or otherwise in connection with the matter. All counterclaims and both parties' claims for attorney's fees were denied as well.